

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

David L. Lamp
President and Chief Executive Officer
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

> **Re: CVR Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 23, 2022**
> **File No. 001-33492**

Dear David L. Lamp:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation